Exhibit 99.2

Concordia Healthcare Corp.

(the “Corporation”)

Annual General and Special Meeting of Holders of Common Shares April 29, 2016

REPORT OF VOTING RESULTS

National Instrument 51-102 – Continuous Disclosure Obligations Section 11.3

Matters Voted Upon

	Votes by Proxy

General Business	Outcome of Vote	Votes For	Votes Against	Votes Withheld	Percentage of Votes For	Percentage of Votes Against	Percentage of Votes Withheld

1. To elect the following persons as directors of the Corporation	Carried

(a) Mark Thompson		26,126,918	0	8,085,827	76.4	0	23.6

(b) Douglas Deeth		17,826,273	0	16,386,472	52.1	0	47.9

(c) Jordan Kupinsky		31,911,298	0	2,301,447	93.3	0	6.7

(d) Edward Borkowski		21,738,674	0	12,474,071	63.5	0	36.5

(e) Rochelle Fuhrmann		34,115,598	0	97,147	99.7	0	0.3

(f) Patrick Vink		33,548,097	0	664,648	98.1	0	1.9

2. To re-appoint PricewaterhouseCoopers LLP as the auditors of the Corporation and to authorize the directors of the Corporation to fix the auditors’ remuneration	Carried	34,943,787	0	29,823	99.9	0	0.1

	Votes by Proxy

General Business	Outcome of Vote	Votes For	Votes Against	Votes Withheld	Percentage of Votes For	Percentage of Votes Against	Percentage of Votes Withheld

3. To approve changing the name of the Corporation from “Concordia Healthcare Corp.” to “Concordia International Corp.	Carried	34,891,799	81,808	0	99.8	0.2	0

4. To adopt By-law No. 2 relating to advance notice regarding director nominations	Carried	33,979,281	233,464	0	99.3	0.7	0

5. To increase the Corporation’s authorized capital by creating a class of “blank cheque” preferred shares	Not Carried	21,018,956	13,193,789	0	61.4	38.6	0